[SEC CORRESPONDENCE]
August 24, 2011

U.S. Securities and Exchange Commission                                                                                                    Via Edgar and Federal Express
Division of Corporation Finance
Attention:  H. Roger Schwall, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Re:           Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2011
File No. 1-33999

Dear Mr. Schwall:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated August 10, 2011.  The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

General

1.
Comment:  We note your response to comment 1 from our letter to you dated June 17, 2011. Once you clear the engineering comment set forth below, please file the amendment to your Form 10-K for the fiscal year ended December 31, 2010, incorporating the proposed revisions contained your letter to us dated July 19, 2011.

Response:  Upon clearance of the engineering comment set forth herein, we will file an amendment to our Form 10-K for the fiscal year ended December 31, 2010 on a Form 10-K/A, substantially in the form which incorporated the proposed revisions contained in our letter to the Staff dated July 19, 2011.

Engineering Comment

2.
Comment:  We note your response to comment 2 from our letter to you dated June 17, 2011. To qualify as proved reserves, quantities must be economically producible. To meet this requirement, you must demonstrate the ability to sell the quantities in question. However, the amount of gas reserves you estimated you would produce and sell in 2010 in the reserve report is three times the amount which you actually sold in 2010. If you cannot reconcile this for us then please revise your gas reserves to an amount which is more commensurate with what you are actually able to sell.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]
Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Response:  The Bakken and Three Forks fields continue to mature at a rapid pace, and the natural gas gathering facilities available for the Company’s wells are also quickly improving.  Operators are focusing on more efficient drilling techniques, including drilling multiple wells from larger surface pads.  As a result, operators have focused on more strategic means to coordinate gas gathering systems with their drilling plans.  Moreover, operators are beginning to drill subsequent wells on existing producing spacing units that already have gas gathering facilities in place, and we expect operators will increasingly drill second, third and other subsequent wells on existing producing spacing units with gas gathering facilities in place.

As a result of the foregoing developments, the proportion of our natural gas attributable to reserves increased in the first half of 2011 and we expect that trend will continue in the foreseeable future.  In particular, as of June 30, 2011, our six month ratio of gas sales to crude oil sales approximated 400 cubic feet per barrel of crude oil, compared to 275 cubic feet per barrel of crude oil in 2010.  We anticipate that our gas-to-oil ratio will continue to increase, as it has historically, due to the ongoing maturing of the Bakken and Three Forks fields.  As we continue to execute our business plan our newly-completed wells will constitute a smaller percentage of our overall production, further increasing our gas-to-oil ratio.  Given these factors, we believe the proved natural gas reserves included in our December 31, 2010 reserve report are economically producible.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800. My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ James R. Sankovitz
James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary